Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE EQUIPMENT SELECTED FOR SPRINT’S NETWORK DENSIFICATION AND OPTIMIZATION STRATEGY

Sprint expands its toolkit to provide customers with more capacity and faster data speeds in high-traffic locations

Ottawa, Canada, October 19, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a global supplier of packet microwave radio systems, today announced Sprint has selected its microwave backhaul equipment for network deployment as part of the company’s densification and optimization strategy.

DragonWave was selected for the combination of its dual channel capability and industry leading system gain, as well as its advanced network security capabilities. DragonWave’s microwave backhaul equipment will be used as part of Sprint’s strategy to significantly densify its network through the deployment of small cells and other solutions, with the goal of further improving network performance and the customer experience. Densification enables Sprint to keep pace with the growing demand for data and provide customers with more capacity and faster data speeds in targeted high-traffic locations.

“We look forward to continuing our work with DragonWave as part of our densification and optimization strategy,” said Günther Ottendorfer, COO of Technology at Sprint. “Microwave backhaul is a cost-efficient, reliable alternative when used in the right ring structures, and it’s a key part of the extension of our overall toolkit as we work to provide customers with more consistent coverage, better reliability, and even faster data speeds.”

“DragonWave is pleased to extend our relationship with Sprint, and we know that we can bring unique performance advantages that can be leveraged in its network densification efforts,” said Peter Allen, President & CEO, DragonWave. “We look forward to supporting Sprint’s growth and expansion by delivering on our commitment to provide unmatched product performance, reliability and support.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle	Becky Obbema	Patrick Houston
Marketing Communications	Interprose	CFO
DragonWave Inc.	(for DragonWave)	DragonWave Inc.
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com	phouston@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-408- 778-2024	Tel: +1-613-599-9991 ext. 2278